Dreyfus Florida Municipal Money Market Fund

ANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Florida Municipal Money Market Fund, covering the 12-month period from July 1, 2004, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The Federal Reserve Board continued to raise short-term interest rates steadily and gradually since June 30, 2004 — one day before the reporting period officially began — in its ongoing effort to move away from its previously accommodative monetary policy. As the federal funds rate climbed, so have yields of tax-exempt money market instruments providing a much-needed boost to money market fund yields, which were at historically low levels at the beginning of the reporting period.

Given the recent economic data released on the U.S. economy, most analysts currently believe that the Fed is likely to continue to raise short-term interest rates until they reach a level that neither stimulates nor restricts economic activity. This view is consistent with that of our economists, who are calling for the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus Florida Municipal Money Market Fund perform during the period?

For the 12-month period ended June 30, 2005, the fund produced a yield of 1.26%. Taking into account the effects of compounding, the fund produced an effective yield of 1.27%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering U.S. economy as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests at least 80% of its net assets in municipal obligations that provide income exempt from federal income tax, and which enable the fund's shares to be exempt from the Florida intangible personal property tax. In so doing, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments in which the fund invests. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in Florida's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable the fund to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn cause us to lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity in an effort to take advantage of then-current yields. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The fund's performance was influenced primarily by higher short-term interest rates. Evidence of stronger economic growth and potential inflationary pressures, including surging energy prices, prompted the Fed to implement its first rate hike in more than four years on June 30, 2004, just one day before the start of the reporting period. Although the economic recovery proved to be relatively uneven over the remainder of the reporting period, the Fed continued to raise short-term interest rates gradually and steadily at each meeting of its Federal Open Market Committee ("FOMC"), driving the overnight federal funds rate from 1% to 3.25% by the reporting period's end. Yields of tax-exempt money market instruments generally rose along with interest rates.

The fund also was influenced by an improving credit environment in Florida. In fact, many analysts consider Florida's economy to rank among the strongest in the nation. The state's generally conservative fiscal policies and substantial budget reserves have earned it a "triple-A" credit rating from one of the major bond rating agencies. The state's strong fiscal condition also has reduced its need to issue short-term debt securities to finance operating budget shortfalls. At the same time, investor demand for Florida tax-exempt securities remained relatively robust.

In this environment, we maintained our focus on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. However, most money market funds adopted a similar strategy, and the industry's weighted average maturity in May 2005 fell to the shortest point on record. Nonetheless, the fund's weighted average maturity ended the reporting period in a range that was modestly

longer than industry averages. To achieve this position, we found relatively attractive yields from tax-exempt commercial paper with maturities between one and six months. In addition, we increased the fund's holdings of variable rate demand notes. Investing in shorter-term instruments enabled us to avoid locking in yields of one-year notes in a rising interest-rate environment.

What is the fund's current strategy?

The U.S. and global economies recently have sent mixed signals, suggesting that the economic cycle is moving to a phase that typically is characterized by slower growth. While we believe that the Fed may be nearer to the end of its moves toward a less accommodative monetary policy, it likely will continue to raise the federal funds rate at one or more of its upcoming FOMC meetings. Accordingly, we have continued to focus on shorter-term instruments that give the fund the liquidity it needs to capture higher yields as they arise. However, we are prepared to revise our strategies as market conditions change.

July 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 1.25% and 1.26%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Municipal Money Market Fund from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.89
Ending value (after expenses)	$1,008.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.91
Ending value (after expenses)	$1,021.92

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005

Tax Exempt Investments—103.5%	Principal Amount ($)	Value ($)
County of Alachua, Industrial Revenue, VRDN (North Central Florida YMCA) 2.69% (LOC; SouthTrust Bank)	1,745,000 [a]	1,745,000
Alachua County Health Facilities Authority Health Care Facilities Revenue, VRDN (Oak Hammock University Project) 2.30% (LOC; BNP Paribas)	2,380,000 [a]	2,380,000
County of Bay, Water Systems Revenue:		
4.85%, 9/1/2005 (Insured; AMBAC)	100,000	100,451
Refunding 3%, 9/1/2005 (Insured; AMBAC)	135,000	135,029
Brevard County, GO Notes 2.50%, 9/1/2005 (Insured; AMBAC)	275,000	275,184
County of Broward:		
IDR, VRDN:		
(GB Instruments Inc. Project) 2.43% (LOC; Bank of America)	2,100,000 [a]	2,100,000
(Rex Three Inc. Project) 2.39% (LOC; Wachovia Bank)	2,345,000 [a]	2,345,000
Sales Tax Revenue, CP 2.95%, 11/10/2005 (Liquidity Facility; Dexia Credit Locale)	4,250,000	4,250,000
Broward County Health Facilities Authority Health Care Facilities Revenue, Refunding VRDN (John Knox Village Project) 2.58% (Insured; Radian Bank and Liquidity Facility; SunTrust Bank)	6,900,000 [a]	6,900,000
Broward County Housing Finance Authority, VRDN:		
MFHR:		
(Cypress Grove Apartments Project) 2.43% (Liquidity Facility; Sun America Inc.)	15,000,000 [a]	15,000,000
(Golf View Gardens Apartments Project) 2.38% (LOC; Regions Bank)	8,850,000 [a]	8,850,000
SFMR, Merlots Program 2.37% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	25,000 [a]	25,000
Broward County School Board, COP, LR 3%, 7/1/2005 (Insured; FSA)	475,000	475,000
City of Cape Coral, GO Notes, CP 3%, 2/17/2006 (LOC; Bank of America)	4,500,000	4,500,000
Collier County Health Facilities Authority, HR, VRDN (Cleveland Clinic) 2.29% (LOC; JPMorgan Chase Bank)	1,050,000 [a]	1,050,000
Collier County Industrial Development Authority, IDR VRDN (March Project) 2.44% (LOC; Wachovia Bank)	2,900,000 [a]	2,900,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Dade County Industrial Development Authority, PCR Refunding, VRDN (Florida Power and Light Co. Project) 2.43%	1,400,000 a	1,400,000
Escambia County Housing Finance Authority, SFMR, VRDN Merlots Program 2.37% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	2,645,000 a	2,645,000
Flagler County, GO Notes 3%, 7/1/2005 (Insured; FSA)	100,000	100,000
State of Florida, GO Notes (Florida Department of Transportation) 3.25%, 7/1/2005	325,000	325,000
Florida Development Finance Corporation, IDR, VRDN:		
(Air Technology)		
2.44% (LOC; Wachovia Bank)	2,000,000 a	2,000,000
(Byrd Technologies Inc.)		
2.44% (LOC; Wachovia Bank)	1,450,000 a	1,450,000
(Downey Glass Industries)		
2.44% (LOC; Wachovia Bank)	770,000 a	770,000
(DSLA Realty LC Project)		
2.71% (LOC; SunTrust Bank)	1,350,000 a	1,350,000
(Energy Planning Associates)		
2.44% (LOC; Wachovia Bank)	1,390,000 a	1,390,000
Enterprise Bond Program		
2.44% (LOC; Wachovia Bank)	3,075,000 a	3,075,000
(Enterprise Bond Twin Vee)		
2.44% (LOC; SunTrust Bank)	1,720,000 a	1,720,000
(Florida Steel Project)		
2.44% (LOC; Wachovia Bank)	975,000 a	975,000
(Inco Chemical Supply Co.)		
2.44% (LOC; Wachovia Bank)	1,835,000 a	1,835,000
(Increte LLC Project)		
2.44% (LOC; Wachovia Bank)	2,055,000 a	2,055,000
(Kelray Real Estate Project)		
2.44% (LOC; Wachovia Bank)	870,000 a	870,000
Refunding (Charlotte Community Project)		
2.34% (LOC; SunTrust Bank)	1,380,000 a	1,380,000
(Retro Elevator Corp. Project)		
2.44% (LOC; Wachovia Bank)	845,000 a	845,000
(R.L. Smith Investments LLC)		
2.71% (LOC; SunTrust Bank)	1,000,000 a	1,000,000
(Sun and Skin Care Resource Project)		
2.44% (LOC; Wachovia Bank)	745,000 a	745,000
(Suncoast Bakeries Inc.)		
2.39% (LOC; SunTrust Bank)	800,000 a	800,000
(Trese Inc. Project)		
2.44% (LOC; Wachovia Bank)	1,120,000 a	1,120,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida Development Finance Corporation, IDR, VRDN (continued):		
(University of Southern Florida Foundation)		
2.44% (LOC; SunTrust Bank)	1,000,000 [a]	1,000,000
Florida Gulf Coast University Financing Corporation		
Capital Improvement Revenue (Housing Project)		
2.50%, 2/1/2006 (LOC; Wachovia Bank)	5,000,000	5,000,000
Florida Housing Finance Corporation, MFHR, VRDN		
(Falls of Venice Project) 2.32%		
(Insured; FNMA and Liquidity Facility; FNMA)	8,385,000 [a]	8,385,000
Florida Rural Utility Financing Commission, Revenue		
(Public Project Construction):		
2.50%, 7/1/2005	2,295,000	2,295,000
4%, 5/1/2006	6,595,000	6,654,044
Florida State Board of Education, Lottery Revenue		
4%, 7/1/2005 (Insured; FGIC)	1,000,000	1,000,000
5%, 7/1/2005 (Insured; FGIC)	100,000	100,000
VRDN 2.32% (Insured; FGIC and Liquidity Facility;		
JPMorgan Chase Bank)	3,500,000 [a]	3,500,000
Florida State Department of Environmental Protection		
Preservation Revenue:		
5.25%, 7/1/2005 (Insured; FGIC)	350,000	350,000
Refunding (Preservation Project)		
5%, 7/1/2005 (Insured; FSA)	1,750,000	1,750,000
Florida State Division of Bond Finance		
General Services Revenue:		
(Preservation 2000):		
5.50%, 7/1/2005	100,000 [b]	101,000
5.75%, 7/1/2005 (Insured; FGIC)	300,000	300,000
6%, 7/1/2005 (Insured; MBIA)	100,000	100,000
Refunding (Save Coast)		
4.125%, 7/1/2005 (Insured; FSA)	125,000	125,000
Florida Turnpike Authority, Highway Tolls Revenue		
6.50%, 7/1/2005 (Insured; FSA)	550,000	550,000
City of Gulf Breeze, Health Care Facilities Revenue		
VRDN (Heritage Health Care Project)		
2.45% (Insured; Sun America Inc.)	16,030,000 [a]	16,030,000
Hillsborough County Aviation Authority:		
Revenue:		
Refunding (Tampa International Airport)		
4%, 10/1/2005 (Insured; MBIA)	140,000	140,635
VRDN, Merlots Program 2.37%		
(Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,990,000 [a]	1,990,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Hillsborough County Aviation Authority (continued):		
Transportation Revenue, CP:		
2.12%, 9/8/2005		
(LOC; State Street Bank and Trust Co.)	4,030,000	4,030,000
2.50%, 11/17/2005		
(LOC; State Street Bank and Trust Co.)	3,850,000	3,850,000
Hillsborough County Industrial Development Authority:		
Cigarette Tax Allocation Revenue		
(H. Lee Moffitt Cancer Project)		
5%, 9/1/2005 (Insured; AMBAC)	2,845,000	2,859,534
VRDN:		
IDR:		
(Allied Aerofoam Project) 2.69%		
(LOC; Wachovia Bank)	2,790,000 [a]	2,790,000
(Seaboard Tampa Terminals) 2.46%		
(LOC; Wachovia Bank)	2,400,000 [a]	2,400,000
Refunding (Leslie Controls Inc.)		
2.39% (LOC; SunTrust Bank)	3,400,000 [a]	3,400,000
Recreational Revenue (Tampa Metropolitan Area		
YMCA Project) 2.35% (LOC; Bank of America)	800,000 [a]	800,000
Hillsborough County School Board, COP, LR:		
3%, 7/1/2005 (Insured; MBIA)	100,000	100,000
Master Lease Program		
4.375%, 7/1/2005 (Insured; MBIA)	275,000	275,000
City of Hollywood, GO Notes, VRDN 2.32%		
(Insured; FGIC and Liquidity Facility;		
JPMorgan Chase Bank)	6,385,000 [a]	6,385,000
City of Jacksonville:		
PCR, Refunding, VRDN		
(Florida Power and Light Co. Project) 2.43%	17,600,000 [a]	17,600,000
Transportation Revenue		
3.60%, 10/1/2005 (Insured; MBIA)	200,000	200,725
Jacksonville Economic Development Commission		
IDR, VRDN (Load King Manufacturing Co. Inc. Project)		
2.44% (LOC; SouthTrust Bank)	2,980,000 [a]	2,980,000
JEA:		
Electric Systems Revenue 2.50%, 10/1/2005	1,000,000	1,001,258
St. John's River Power Park Systems Revenue		
Refunding:		
5%, Series 17, 10/1/2005	355,000	357,644
5%, Series 18, 10/1/2005	600,000	604,378

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Kissimmee Utility Authority, Electric Revenue, CP:		
2.45%, 7/12/2005		
(Liquidity Facility; JPMorgan Chase Bank)	7,300,000	7,300,000
2.45%, 8/16/2005		
(Liquidity Facility; JPMorgan Chase Bank)	5,000,000	5,000,000
Lake County Industrial Development Authority		
Industrial Revenue, VRDN (Locklando Door and		
Millwork) 2.39% (LOC; Wachovia Bank)	3,485,000 a	3,485,000
Lee County:		
Airport Revenue, VRDN 2.36%		
(Insured; FSA and Liquidity Facility; Merrill Lynch)	1,290,000 a	1,290,000
Revenue, Refunding		
4.40%, 10/1/2005 (Insured; AMBAC)	100,000	100,424
Lee County Housing Finance Authority, VRDN:		
MFHR (Heron Pond Apartments)		
2.38% (LOC; Regions Bank)	6,500,000 a	6,500,000
SFMR, Merlots Program		
2.37% (Insured: FNMA and GNMA and		
Liquidity Facility; Wachovia Bank)	3,720,000 a	3,720,000
County of Manatee, PCR, Refunding, VRDN		
(Florida Power and Light Co. Project) 2.23%	1,300,000 a	1,300,000
Marion County Industrial Development Authority		
IDR, VRDN (Universal Forest Products)		
2.44% (LOC; Wachovia Bank)	2,500,000 a	2,500,000
County of Martin, PCR, Refunding, VRDN		
(Florida Power and Light Co. Project) 2.28%	10,100,000 a	10,100,000
County of Miami-Dade:		
Aviation Revenue, Refunding (Miami International Airport):		
5%, 10/1/2005 (Insured; MBIA)	2,740,000	2,759,899
5.75%, 10/1/2005 (Insured; FSA)	7,490,000	7,558,442
Special Obligation Revenue, Refunding		
6%, 10/1/2005 (Insured; AMBAC)	4,250,000	4,291,282
Miami-Dade County Industrial Development Authority, VRDN:		
IDR:		
(Dutton Press Inc. Project)		
2.39% (LOC; SunTrust Bank)	1,100,000 a	1,100,000
(Futurama Project)		
2.74% (LOC; SouthTrust Bank)	2,300,000 a	2,300,000
(Ram Investments Project)		
2.39% (LOC; Wachovia Bank)	3,010,000 a	3,010,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Miami-Dade County Industrial Development Authority VRDN (continued):		
Industrial Revenue (Altira Inc. Project) 2.39% (LOC; SunTrust Bank)	2,550,000 [a]	2,550,000
Private Schools Revenue (Gulliver Schools Project) 2.35% (LOC; Bank of America)	1,150,000 [a]	1,150,000
SWDR (Waste Management Inc.) 2.39% (Liquidity Facility; Lloyds TSB Bank)	4,245,000 [a]	4,245,000
Miami Health Facilities Authority, Health Facilities Revenue, VRDN 2.37% (Liquidity Facility; WestLB AG)	2,500,000 [a]	2,500,000
City of North Miami, Educational Facilities Revenue VRDN (Miami Country Day School Project) 2.35% (LOC; Bank of America)	450,000 [a]	450,000
Orange County Health Facility Authority Health Care Facilities Revenue, CP 2.90%, 7/26/2005 (LOC; SunTrust Bank)	4,700,000	4,700,000
Orange County Housing Finance Authority MFHR, VRDN (Windsor Pines Partners) 2.34% (LOC; Bank of America)	5,395,000 [a]	5,395,000
Orange County School Board, COP, LR 5%, 8/1/2005 (Insured; MBIA)	100,000	100,267
Orlando Utilities Commission, Water and Electric Revenue Refunding 5.75%, 10/1/2005	250,000	252,285
Palm Beach County, IDR, Refunding, VRDN (Eastern Metal Supply) 2.39% (LOC; Wachovia Bank)	2,975,000 [a]	2,975,000
Palm Beach County Educational Facilities Authority College and University Revenue, VRDN (Atlantic College) 2.35% (LOC; Bank of America)	11,800,000 [a]	11,800,000
Palm Beach County Housing Finance Authority, MFHR, VRDN (Azalea Place Apartments Project) 2.35% (LOC; SunTrust Bank)	2,350,000 [a]	2,350,000
Palm Beach County School District:		
GO Notes, Refunding 5%, 8/1/2005 (Insured; MBIA)	1,000,000	1,002,474
TAN 3%, 9/28/2005	500,000	501,128
County of Pasco, RRR 5.75%, 4/1/2006 (Insured; AMBAC)	1,000,000	1,020,260
Pasco County Educational Facilities Authority College and University Revenue, VRDN (Saint Leo University Project) 2.66% (LOC; Amsouth Bank)	310,000 [a]	310,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pinellas County Housing Finance Authority, VRDN:		
MFHR (Alta Largo Apartments Project)		
2.36% (LOC; Amsouth Bank)	7,000,000 [a]	7,000,000
SFMR 2.37% (GIC; Rabobank and		
Liquidity Facility; Merrill Lynch)	5,690,000 [a]	5,690,000
Pinellas County Industrial Development Authority, IDR, VRDN:		
(Sure-Feed Engineering Project)		
2.40% (LOC; Bank of America)	465,000 [a]	465,000
(Ven Tel Plastics Project)		
2.39% (LOC; Wachovia Bank)	4,015,000 [a]	4,015,000
Pinellas County Industry Council, IDR, VRDN		
(Molex ETC Inc. Project) 2.44% (LOC; Wachovia Bank)	2,350,000 [a]	2,350,000
Polk County Industrial Development Authority, IDR, VRDN		
(Treatt Inc. Project) 2.40% (LOC; Bank of America)	4,365,000 [a]	4,365,000
Putnam County Development Authority, PCR, VRDN:		
(National Rural Utilities-Seminole Electric):		
2.60%, Series H-1	400,000 [a]	400,000
2.60%, Series H-2	480,000 [a]	480,000
Refunding (Florida Power and Light Co. Project) 2.23%	3,000,000 [a]	3,000,000
City of Riviera Beach, IDR, VRDN		
(K. Rain Manufacturing Project)		
2.39% (LOC; SunTrust Bank)	2,320,000 [a]	2,320,000
Roaring Fork Municipal Products LLC, Airport and Marina		
Revenue, VRDN 2.43% (Insured; MBIA and Liquidity		
Facility; The Bank of New York)	12,540,000 [a]	12,540,000
County of Sarasota, IDR, VRDN (Sarasota Military Academy)		
2.39% (LOC; Wachovia Bank)	2,000,000 [a]	2,000,000
St. John's County Industrial Development Authority		
IDR, VRDN (Bronz-Glow Technologies Project)		
2.74% (LOC; Wachovia Bank)	1,295,000 [a]	1,295,000
St. Lucie County, IDR, VRDN		
(A-1 Roof Trusses Co. Project)		
2.74% (LOC; SouthTrust Bank)	1,195,000 [a]	1,195,000
St. Petersburg Health Facilities Authority, Health Care Facilities		
Revenue, VRDN (American Lung Association)		
2.39% (LOC; Wachovia Bank)	540,000 [a]	540,000
Sumter County Industrial Development Authority, VRDN:		
IDR (Robbins Manufacturing Co. Project)		
2.39% (LOC; Wachovia Bank)	440,000 [a]	440,000
Revenue (Villages Tri-County Medical Center)		
2.39% (LOC; SunTrust Bank)	3,306,000 [a]	3,306,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Sunshine State Governmental Financing Commission		
Revenue, CP:		
2.43%, 8/11/2005 (Liquidity Facility;		
Dexia Credit Locale)	2,450,000	2,450,000
2.46%, 8/11/2005 (Liquidity Facility;		
DEPFA Bank PLC)	5,000,000	5,000,000
City of Tamarac, IDR, VRDN		
(Arch Aluminum and Glass Co.)		
2.44% (LOC; Comerica Bank)	1,000,000 a	1,000,000
City of Tampa:		
Occupational License Tax Revenue, Refunding		
3.50%, 10/1/2005 (Insured; FGIC)	100,000	100,338
Revenue (Catholic Health East)		
5.25%, 11/15/2005 (Insured; MBIA)	300,000	303,324
Tampa Sports Authority, Revenue		
(Stadium Project) 6%, 1/1/2006 (Insured; MBIA)	100,000	101,717
City of West Palm Beach, Guaranteed Entitlement		
Revenue, Refunding	300,000	300,255
2.50%, 10/1/2005 (Insured; FSA)		
Total Investments (cost $344,157,977)	**103.5%**	**344,157,977**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(11,529,038)**
Net Assets	**100.0%**	**332,628,939**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
COP	Certificate of Participation	**IDR**	Industrial Development Revenue
CP	Commercial Paper	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
FNMA	Federal National Mortgage Association	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GIC	Guaranteed Investment Contract	**PCR**	Pollution Control Revenue
GNMA	Government National Mortgage Association	**RRR**	Resources Recovery Revenue
		SFMR	Single Family Mortgage Revenue
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	74.5
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	8.8
Not Rated [d]		Not Rated [d]		Not Rated [d]	16.7
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	344,157,977	344,157,977
Interest receivable		1,421,858
Prepaid expenses		16,037
		345,595,872
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		151,155
Cash overdraft due to Custodian		10,027,328
Payable for investment securities purchased		2,535,274
Payable for shares of Beneficial Interest redeemed		212,604
Accrued expenses		40,572
		12,966,933
Net Assets ($)		**332,628,939**
Composition of Net Assets ($):		
Paid-in capital		332,628,939
Net Assets ($)		**332,628,939**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		332,628,939
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended June 30, 2005

Investment Income ($):	
Interest Income	**6,322,531**
Expenses:	
Management fee–Note 2(a)	1,697,099
Shareholder servicing costs–Note 2(b)	120,818
Trustees' fees and expenses–Note 2(c)	56,381
Custodian fees	54,685
Professional fees	51,759
Prospectus and shareholders' reports	21,171
Registration fees	16,130
Miscellaneous	28,514
Total Expenses	**2,046,557**
Less–reduction in management fee due to undertaking–Note 2(a)	(33,958)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(1,359)
Net Expenses	**2,011,240**
Investment Income–Net	**4,311,291**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**901**
Net Increase in Net Assets Resulting from Operations	**4,312,192**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended June 30,	
	2005	2004
Operations ($):		
Investment income–net	4,311,291	1,483,231
Net realized gain (loss) on investments	901	(901)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,312,192**	**1,482,330**
Dividends to Shareholders from ($):		
Investment income–net	**(4,311,291)**	**(1,483,231)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	1,353,281,506	1,121,590,175
Dividends reinvested	4,134,399	1,401,299
Cost of shares redeemed	(1,336,916,939)	(1,076,544,025)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**20,498,966**	**46,447,449**
Total Increase (Decrease) in Net Assets	**20,499,867**	**46,446,548**
Net Assets ($):		
Beginning of Period	312,129,072	265,682,524
End of Period	**332,628,939**	**312,129,072**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended June 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.013	.005	.008	.015	.033
Distributions:					
Dividends from investment income−net	(.013)	(.005)	(.008)	(.015)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.26	.49	.82	1.46	3.34
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.61	.63	.62	.64
Ratio of net expenses to average net assets	.59	.60	.60	.59	.60
Ratio of net investment income to average net assets	1.27	.49	.80	1.43	3.26
Net Assets, end of period ($ x 1,000)	332,629	312,129	265,683	215,333	219,044

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the
"Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high
a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.
The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the
fund's investment adviser. The Manager is a wholly-owned subsidiary of
Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service
Corporation (the "Distributor"), a wholly-owned subsidiary of the
Manager, is the distributor of the fund's shares, which are sold to the
public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share
of $1.00; the fund has adopted certain investment, portfolio valuation
and dividend and distribution policies to enable it to do so. There is no
assurance, however, that the fund will be able to maintain a stable net
asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S.
generally accepted accounting principles, which may require the use
of management estimates and assumptions. Actual results could differ
from those estimates.

The fund enters into contracts that contain a variety of indemnifica-
tions. The fund's maximum exposure under these arrangements is
unknown. The fund does not anticipate recognizing any loss related to
these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized
cost in accordance with Rule 2a-7 of the Act, which has been determined
by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for
accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At June 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended June 30, 2005 and June 30, 2004, were all tax exempt income.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at an annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken through June 30, 2005, to reduce the management fee paid by the fund, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .60 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $33,958 during the period ended June 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2005, the fund was charged $83,570 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2005, the fund was charged $23,320 pursuant to the transfer agency agreement.

During the period ended June 30, 2005, the fund was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $144,757, chief compliance officer fees $1,998 and transfer agency per account fees $4,400.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Compliant in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Florida Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Florida Municipal Money Market Fund, including the statement of investments, as of June 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Florida Municipal Money Market Fund at June 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
August 9, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended June 30, 2005 as "exempt-interest dividends" (not subject to regular federal income tax and, for individuals who are Florida residents, not subject to taxation by Florida).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on May 24, 2005, the Board considered the re-approval of the fund's Management Agreement (the "Management Agreement") for an additional one-year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the Fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of the distribution channels of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and expense ratios and placed significant emphasis on comparisons to a group of comparable funds, and to the relevant iMoneyNet Lipper category averages. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category as the fund. The Board reviewed the fund's performance, management fee, and total expense ratio within this comparison group and against the iMoneyNet averages (with respect to performance) and Lipper category averages (with respect to expense ratios), and discussed the results of the comparisons. The Board members noted that the fund's total return performance was higher than the respective comparison group averages and iMoneyNet category averages for the one-, three-, five- and ten-year periods ended March 31, 2005. The Board members also discussed the fund's management fee and expense ratio. They reviewed the range of management fees in the comparison group and noted the fund's management fee was higher than that of most of the funds in the comparison group, but that the Fund's expense ratio was lower than the fund's comparison group average and Lipper category average.

The Board noted that for the last fiscal year the Manager waived a portion of its management fee.

There were no other mutual funds, or institutional or wrap fee separate accounts, that were managed by the Manager or its affiliates, with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information

prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The information also analyzed where any economies of scale might emerge as fund assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Trustee expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that, to the extent that the fund realizes material economies of scale, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

——————

Gordon J. Davis (63)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 26

——————

David P. Feldman (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

——————

Lynn Martin (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 11

Daniel Rose (75)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

————————

Philip L. Toia (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 11

————————

Sander Vanocur (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

————————

Anne Wexler (75)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Florida
Municipal Money
Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0741AR0605